                       (BASS, BERRY & SIMS PLC LETTERHEAD)

                                 AmSouth Center
                        315 Deaderick Street, Suite 2700
                         Nashville, Tennessee 37238-3001
                                 (615) 742-6200

RYAN D. THOMAS

PHONE: (615) 742-7765
FAX:   (615) 742-2778
E-MAIL:rthomas@bassberry.com


                                December 9, 2005


VIA EDGAR & OVERNIGHT COURIER

Mr. Jeffrey Riedler
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington, DC  20549-0303

      RE:    HEALTHSPRING, INC.
             REGISTRATION STATEMENT ON FORM S-1
             FILED OCTOBER 11, 2005
             FILE NO. 333-128939

Dear Mr. Riedler:

         On behalf of HealthSpring, Inc. (the "Company"), and in response to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in your letter dated November 10, 2005 (the "Comment Letter"), I submit this letter containing the Company's responses to the Comment Letter. Amendment No. 1 to the Registration Statement was filed today with the Commission via EDGAR. The Company's responses to the Comment Letter correspond to the numbered comments in the Comment Letter.

FORM S-1

General

1. Please provide us proofs of all graphic, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note we may have comments regarding these materials.

         RESPONSE: THE COMPANY CURRENTLY DOES NOT INTEND TO USE GRAPHIC, VISUAL, OR PHOTOGRAPHIC INFORMATION IN THE PROSPECTUS. IN THE EVENT THE COMPANY DECIDES TO USE ANY SUCH MATERIAL IN THE PROSPECTUS, THE COMPANY WILL PROVIDE SUCH MATERIAL TO THE STAFF PRIOR TO ITS USE.

2. Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments. As you are likely aware, you must file this amendment prior to circulating the prospectus.

Mr. Jeffrey Riedler
Securities and Exchange Commission
December 9, 2005
Page 2


         RESPONSE: THE COMPANY WILL FILE A PRE-EFFECTIVE AMENDMENT CONTAINING PRICING RELATED INFORMATION PRIOR TO CIRCULATING ANY PRELIMINARY PROSPECTUS. THE COMPANY AND ITS UNDERWRITERS HAVE DETERMINED THAT IT IS PRUDENT TO DELAY THE INCLUSION OF THE PRICE RANGE AND OTHER PRICING-RELATED INFORMATION IN THE PRELIMINARY PROSPECTUS UNTIL THE FILING OF A SUBSEQUENT AMENDMENT.

3. Please note that when you file a pre-effective amendment that includes your price range, it must be bona fide. We interpret this to mean your range may not exceed $2 if you price below $20 and 10% if you price above $20.

         RESPONSE: THE COMPANY WILL FILE A PRE-EFFECTIVE AMENDMENT CONTAINING A PRICE RANGE CONSISTENT WITH THE STAFF'S COMMENT PRIOR TO CIRCULATING THE PRELIMINARY PROSPECTUS.

4. We note some selling shareholders will be participating in the offering. Please revise the registration fee table to state separately the number of shares being registered for the primary offering and the number of shares being registered for the secondary offering.

         RESPONSE: THE COMPANY HAS REVISED FOOTNOTE 1 TO THE REGISTRATION FEE TABLE ON THE COVER PAGE OF THE REGISTRATION STATEMENT TO CLARIFY THAT THE SECURITIES BEING REGISTERED INCLUDE SHARES FOR BOTH THE PRIMARY OFFERING AND THE SECONDARY OFFERING. PRIOR TO THE EFFECTIVENESS OF THE REGISTRATION STATEMENT, THE COMPANY WILL FILE AN AMENDMENT TO THE REGISTRATION STATEMENT THAT STATES SEPARATELY THE NUMBER OF SHARES REGISTERED FOR THE PRIMARY OFFERING AND FOR THE SECONDARY OFFERING.

5. You abbreviate several terms and phrases throughout the filing, especially in the Risk Factors section. The large amount of abbreviations in the document makes the disclosure difficult to understand. Please replace the following abbreviations throughout the filing with the terms and phrases for which they stand: PDP, PMPM, IBNR, and IPA.

         RESPONSE: THE COMPANY HAS REPLACED THE ABBREVIATION IPA THROUGHOUT THE PROSPECTUS IN ACCORDANCE WITH THE STAFF'S COMMENT. THE COMPANY BELIEVES THE ABBREVIATIONS PMPM, IBNR, AND PDP ARE GENERALLY UNDERSTOOD AND USED IN THE MANAGED CARE INDUSTRY AND BY INVESTORS WHO FOLLOW PUBLICLY TRADED MANAGED CARE COMPANIES. IN ADDITION, THE COMPANY BELIEVES THOSE TERMS ARE COMMONLY USED IN COMMISSION FILINGS BY OTHER ISSUERS IN THE COMPANY'S INDUSTRY. PLEASE REFER, FOR RECENT EXAMPLES OF THE USE OF PMPM AND IBNR, TO THE MOST RECENT PROSPECTUS OF WELLCARE GROUP, INC., AND TO RECENT COMMISSION FILINGS BY SIERRA HEALTH SERVICES, INC., HUMANA, INC., AND MOLINA HEALTHCARE, INC. THE ABBREVIATION PDP IS ASSOCIATED WITH CONGRESS' ADOPTION OF MEDICARE PART D EFFECTIVE JANUARY 1, 2006, AND IS USED IN LITERATURE PUBLISHED BY CMS EXPLAINING MEDICARE PART D, ON THE MEDICARE WEBSITE, BY MEDICARE HEALTH PLANS IN MARKETING MATERIALS, AND PERVASIVELY BY OTHER RELEVANT ADVOCACY AND PUBLIC INTEREST GROUPS ON THEIR WEBSITES AND IN THEIR LITERATURE. THESE TERMS ARE FREQUENTLY USED IN THE PROSPECTUS AND SPELLING OUT THE TERMS EACH TIME THEY APPEAR WOULD MAKE THE PROSPECTUS UNNECESSARILY DIFFICULT TO READ.

Mr. Jeffrey Riedler
Securities and Exchange Commission
December 9, 2005
Page 3


Prospectus Summary, page 1

6. Your summary does not present a balanced view of your business. Currently, your summary is a detailed discussion of only the positive aspects of your company's business, industry, and strategy. Please revise the summary to present a balanced picture. Also, since you include headings entitled "Our Competitive Advantages" and "Our Growth Strategy," the balancing disclosure should address the difficulties you face and the obstacles you will need to overcome to accomplish your strategy, and this information should appear under appropriate headings. This also means that you cannot satisfy the comment by merely providing a cross-reference to the risk factors section.

         RESPONSE: THE DISCLOSURE HAS BEEN REVISED IN ACCORDANCE WITH THE STAFF'S COMMENT.

7.       Your summary is much longer and more detailed than is anticipated by
         Item 503(a) of Regulation S-K. We also note that much of the information in the summary is repeated verbatim in the Business section of your document. Please revise to provide a substantially shorter summary.

         RESPONSE: THE DISCLOSURE HAS BEEN REVISED IN ACCORDANCE WITH THE STAFF'S COMMENT.

8. Please define Medicare Advantage and Medicare Part D the first time these terms are used.

         RESPONSE: THE DISCLOSURE HAS BEEN REVISED IN ACCORDANCE WITH THE STAFF'S COMMENT.

Risk Factors, page 9

9. Please delete from the introductory paragraph the sentence that reads, "Additional risks and uncertainties not currently known to us, or risks that we currently deem immaterial, may also impair our business." You are required to disclose all risks you believe to be material, and it is inappropriate to refer to immaterial risks. Please delete the similar disclosure in the "Other Considerations" discussion in your summary on page 4.

         RESPONSE: THE DISCLOSURE HAS BEEN REVISED IN ACCORDANCE WITH THE STAFF'S COMMENT.

The Medicare Prescription Drug, Improvement and Modernization Act..., page 9

10. Please revise each of the subheadings within this risk factor to summarize the risks discussed in the bullet points. For example, the bullet points beneath the subheading "Risks related to new limited annual enrollment period" on page 10 discuss the risk of being unable to market your products outside of the annual enrollment period and the risk of losing some of your sales force. Please revise the subheading to mention these risks.

         RESPONSE: THE DISCLOSURE HAS BEEN REVISED IN ACCORDANCE WITH THE STAFF'S COMMENT.

Mr. Jeffrey Riedler
Securities and Exchange Commission
December 9, 2005
Page 4



Risk of increased competition, page 9

11. Have you already observed new competitors enter the industry? If so, please discuss this fact and the degree of new competition you have observed.

         RESPONSE: THE COMPANY IS AWARE OF NEW COMPETITORS THAT HAVE ENTERED ITS INDUSTRY GENERALLY, AND ITS MARKETS IN PARTICULAR. THE DISCLOSURE HAS BEEN REVISED IN ACCORDANCE WITH THE STAFF'S COMMENT.

Risks related to new limited annual enrollment periods, page 10

12. Please state how long the annual enrollment period will last, and state what time of year it will be.

         RESPONSE: THE COMPANY HAS INCLUDED A CROSS REFERENCE TO A MORE COMPLETE DESCRIPTION OF THE ENROLLMENT PERIOD APPEARING LATER IN THE PROSPECTUS AS IT BELIEVES THE LENGTH AND COMPLEXITY OF AN ACCURATE DESCRIPTION OF THE ANNUAL ENROLLMENT PERIOD WOULD UNNECESSARILY DISTRACT THE READER AND OBSCURE THE RISKS DETAILED IN THIS RISK FACTOR.

13. If you have already begun to experience difficulties recruiting or retaining sales personnel in anticipation of the limited annual enrollment period, please discuss the situation.

         RESPONSE: THE ANNUAL ENROLLMENT AND "LOCK-IN" PROVISIONS OF MMA ARE EFFECTIVE BEGINNING JANUARY 1, 2006 AND THEIR IMPACTS ON MEMBER ENROLLMENT AND PLAN OPERATIONS, INCLUDING SALES EFFORTS, ARE NOT CURRENTLY DETERMINABLE. THE COMPANY IS NOT AWARE OF DIFFICULTIES RECRUITING OR RETAINING SALES PERSONNEL IN ANTICIPATION OF, OR OTHERWISE ATTRIBUTABLE TO, THE LIMITED ANNUAL ENROLLMENT PERIOD.

If we are required to maintain higher statutory capital levels..., page 12

14. Please explain how risk-based capital requirements differ from statutory capital requirements. Also if risk-based capital requirements typically are higher than statutory capital requirements, state that fact.

         RESPONSE: THE COMPANY HAS REVISED THE DISCLOSURE IN RESPONSE TO THE STAFF'S COMMENT TO CLARIFY THAT RISK-BASED CAPITAL REQUIREMENTS TEND TO BE HIGHER THAN STATUTORY CAPITAL REQUIREMENTS. THE COMPANY SUPPLEMENTALLY ADVISES THE STAFF THAT THE COMPANY BELIEVES GENERALIZED STATEMENTS DISCUSSING THE DIFFERENCES BETWEEN RISK-BASED CAPITAL REQUIREMENTS AND OTHER STATUTORY CAPITAL REQUIREMENTS ARE POTENTIALLY MISLEADING TO INVESTORS. THE RISK-BASED CAPITAL FORMULA WAS DESIGNED BY THE NATIONAL ASSOCIATION OF INSURANCE COMMISSIONERS TO ASSIST STATE REGULATORS IN MONITORING SOLVENCY THROUGH A METHODOLOGY UTILIZING VARIABLE CAPITAL AND SURPLUS REQUIREMENTS THAT ARE DIRECTLY RELATED TO THE NATURE AND POTENTIAL VOLATILITY OF AN INSURER'S BOOK OF BUSINESS. THE RISK-BASED CAPITAL FORMULA ASSESSES THE RISK PROFILE OF SPECIFIC INSURERS, GIVING CREDIT FOR PAYMENT ARRANGEMENTS THAT REDUCE RISK. THE CAPITAL REQUIREMENTS ARE DETERMINED BASED ON STATED RISK PROFILES TAKING INTO ACCOUNT, AMONG OTHER THINGS, AFFILIATE RISK, ASSET RISK, UNDERWRITING RISK, CREDIT RISK, AND BUSINESS RISK. THE MOST SIGNIFICANT RISK INFLUENCING THE FORMULA FOR A MANAGED CARE COMPANY IS UNDERWRITING RISK AS THE FORMULA RECOGNIZES AND GIVES CREDIT FOR DIFFERENT TYPES OF PAYMENT ARRANGEMENTS UTILIZED BY MANAGED CARE ORGANIZATIONS SUCH AS FEE FOR SERVICE,

Mr. Jeffrey Riedler
Securities and Exchange Commission
December 9, 2005
Page 5


         BONUS AND WITHHOLD ARRANGEMENTS, CAPITATION, AND AGGREGATE COST ARRANGEMENTS. ALTHOUGH SOLVENCY REQUIREMENTS ARE GENERALLY HIGHER IN STATES UTILIZING THE RISK-BASED CAPITAL METHODOLOGY THAN IN STATES UTILIZING STANDARD STATUTORY NET WORTH REQUIREMENTS, THIS GENERALIZATION IS DEPENDENT UPON THE RISK-BASED CAPITAL ACTION LEVELS A STATE ADOPTS IN IMPLEMENTING THE FORMULA. SOME STATES REQUIRE 100% OF THE RISK-BASED CAPITAL REQUIREMENTS WHILE OTHERS, SUCH AS TEXAS, REQUIRE 70% AS THE MANDATORY CONTROL LEVEL IN REGULATING HEALTH MAINTENANCE ORGANIZATIONS.

If state regulators do not approve payments..., page 13

15. This risk factor states some disbursements can be made without prior approval or notification. The risk factor heading suggests these disbursements might not be sufficient.

     o Please describe the general criteria that determine whether prior approval or notification is necessary. For example, is it based on the size of the disbursement, the intended use, whether the disbursement would cause you to drop below the statutory capital requirement, etc.?

         RESPONSE: THE DISCLOSURE HAS BEEN REVISED IN ACCORDANCE WITH THE STAFF'S COMMENT.

     o Disclose the aggregate amount of disbursements made in the most recently completed fiscal year, how much of that amount required prior approval, and how much required only notification.

         RESPONSE: THE DISCLOSURE HAS BEEN REVISED IN ACCORDANCE WITH THE STAFF'S COMMENT.

     o If your business has ever been materially harmed because of an inability to obtain approval for a needed disbursement, discuss the situation.

         RESPONSE: THE COMPANY SUPPLEMENTALLY ADVISES THE STAFF THAT CASH FLOWS FROM ITS UNREGULATED SUBSIDIARIES HAVE BEEN SUFFICIENT TO FUND THE COMPANY'S HISTORICAL OPERATIONS AND GROWTH, AND THE COMPANY HAS NOT BEEN MATERIALLY HARMED BECAUSE OF AN INABILITY TO OBTAIN APPROVAL FOR A NEEDED DISBURSEMENT.

Competition in our industry may limit our ability..., page 15

16.      Please identify your principal competitors.

         RESPONSE: THE DISCLOSURE HAS BEEN REVISED IN THE RISK FACTOR, IN "BUSINESS -- OUR HEALTH PLANS," AND "BUSINESS -- COMPETITION" IN ACCORDANCE WITH THE STAFF'S COMMENT.

A disruption in our healthcare provider networks..., page 16


17. Please expand the discussion to quantify the percentage of your membership and revenues represented by the Texas market.

         RESPONSE: THE DISCLOSURE HAS BEEN REVISED IN ACCORDANCE WITH THE STAFF'S COMMENT.

Mr. Jeffrey Riedler
Securities and Exchange Commission
December 9, 2005
Page 6


We may be unsuccessful in implementing our growth strategy..., page 17

18. If integrating acquired companies or expanding into new service areas has caused material difficulties for your company in the past, please discuss the situation(s).

         RESPONSE: THE COMPANY SUPPLEMENTALLY ADVISES THE STAFF THAT IT HAS NOT EXPERIENCED INTEGRATION OR OTHER DIFFICULTIES OUTSIDE OF THE ORDINARY COURSE OF BUSINESS WITH RESPECT TO ACQUIRED COMPANIES OR EXPANDING INTO NEW SERVICE AREAS THAT HAVE HAD A SIGNIFICANT ADVERSE EFFECT ON THE COMPANY'S BUSINESS OR OPERATIONS.

We are dependent upon our executive officers..., page 18

19. Please identify the "other senior executives" upon whom you are dependent, and state whether you have written employment agreements with them.

         RESPONSE: THE DISCLOSURE HAS BEEN REVISED IN ACCORDANCE WITH THE STAFF'S COMMENT.

Violation of the laws and regulations applicable to us could expose us..., page
18

20. This risk factor appears to overlap with "Our business activities are highly regulated..." on page 12. Please combine these two risk factors and eliminate any repetitive text. Alternatively, revise the two risk factors and their headings so it is clear they are describing distinct risks.

         RESPONSE: THE DISCLOSURE HAS BEEN REVISED IN RESPONSE TO THE STAFF'S COMMENT TO REVISE AND CLARIFY THE TWO RISK FACTORS.

Claims relating to medical malpractice..., page 19

21. Please expand the discussion to clarify whether and the extent to which states in which you conduct operations have considered or proposed legislation to permit managed care organizations to be held liable for negligent treatment decisions or benefits coverage determinations.

         RESPONSE: THE DISCLOSURE HAS BEEN REVISED IN ACCORDANCE WITH THE STAFF'S COMMENT.

22. Please disclose your level of insurance coverage for the risks described in this discussion and the cost to you of such coverage, if material.

         RESPONSE: THE COMPANY SUPPLEMENTALLY ADVISES THE STAFF THAT IT CURRENTLY MAINTAINS MANAGED CARE ERRORS AND OMISSIONS LIABILITY COVERAGE FOR THE BENEFIT OF THE COMPANY, INCLUDING ITS HMO SUBSIDIARIES. UNDER THIS COVERAGE, THE COMPANY IS PROTECTED UP TO $10,000,000 ON BOTH INDIVIDUAL CLAIMS (SUBJECT TO A $250,000 DEDUCTIBLE) AS WELL AS CLAIMS IN THE AGGREGATE FOR MANAGED CARE LIABILITY RISKS INCLUDING THOSE SPECIFIC RISKS DESCRIBED IN THE RISK FACTOR. THE COMPANY DOES NOT BELIEVE THAT THE DISCLOSURE OF THE SPECIFIC LEVEL OF INSURANCE COVERAGE IS MATERIAL TO AN INVESTOR'S UNDERSTANDING OF THE COMPANY'S POTENTIAL LIABILITY FOR THE RISKS DESCRIBED. THE COMPANY BELIEVES, RATHER, THAT AN INVESTOR NEEDS TO BE INFORMED THAT THE COMPANY BELIEVES IT IS ADEQUATELY INSURED FOR THE RISKS DESCRIBED, CONSISTENT WITH INDUSTRY STANDARDS, AS DISCLOSED IN THE PROSPECTUS, BUT THAT SUCH INSURANCE COVERAGE MAY NOT BE SUFFICIENT.

Mr. Jeffrey Riedler
Securities and Exchange Commission
December 9, 2005
Page 7


         THE COMPANY ALSO SUPPLEMENTALLY ADVISES THE STAFF THAT THE CURRENT ANNUAL COST OF THIS INSURANCE COVERAGE IS $285,000, WHICH THE COMPANY DOES NOT BELIEVE IS MATERIAL.

There has been no public market...,page 21

23. As currently worded, this risk factor could apply to any initial public offering. If you keep this risk factor in your document, please revise it so it is specific to your situation. You should either delete or revise "If we are unable to conclude that we have effective internal controls. . ." and "Requirements associated with being a public company...," which immediately follow this risk factor, for the same reason.

         RESPONSE: THE DISCLOSURE HAS BEEN REVISED IN ACCORDANCE WITH THE STAFF'S COMMENT.

Under our amended and restated certificate of incorporation..., page 22

24. Please expand the discussion to clarify whether the individuals referred to in this discussion can pursue an opportunity they became aware of as a result of their position, affiliation or relationship with the registrant.

         RESPONSE: THE DISCLOSURE HAS BEEN REVISED IN ACCORDANCE WITH THE STAFF'S COMMENT.

If you purchase our common stock in this offering..., page 24

25. Please revise this risk factor to explain that investors who purchase shares will contribute ___% of the total amount to fund the company but will own only ___% of the voting rights.

         RESPONSE: THE DISCLOSURE HAS BEEN REVISED IN ACCORDANCE WITH THE STAFF'S COMMENT.

Use of Proceeds, page 27

26. Please state how much of the funds you plan to use to pay off your outstanding debt.

         RESPONSE: THE DISCLOSURE HAS BEEN REVISED IN ACCORDANCE WITH THE STAFF'S COMMENT.

27. Please identify with more specificity the purposes currently described as "working capital and other general corporate purposes." Also, state the approximate amount of funds you anticipate using for each of these purposes.

         RESPONSE: THE COMPANY DOES NOT CURRENTLY INTEND TO SELL SIGNIFICANTLY MORE SHARES THAN WOULD BE REQUIRED TO PAY OFF ALL OF ITS OUTSTANDING DEBT (APPROXIMATELY $193 MILLION) AND TO PAY THE EXPENSES OF THE OFFERING. ACCORDINGLY, THE COMPANY DOES NOT EXPECT THAT THE NET PROCEEDS TO THE COMPANY, AFTER REPAYMENT OF THE COMPANY'S DEBT AND THE PAYMENT OF OFFERING EXPENSES, WILL BE MATERIAL, AND HAS NOT ANTICIPATED PLANNED USES FOR SUCH ADDITIONAL NET PROCEEDS, IF ANY.

Mr. Jeffrey Riedler
Securities and Exchange Commission
December 9, 2005
Page 8


Dividend Policy, page 27

28. Please quantify the amount of your subsidiaries' unrestricted funds as of the latest practicable date.

         RESPONSE: THE DISCLOSURE HAS BEEN REVISED IN ACCORDANCE WITH THE STAFF'S COMMENT.

Capitalization, page 28

29. Please justify why you appear to assume that the preferred stock will convert to common stock when, based on your disclosures on page F-8, the holders of the preferred stock may require you to redeem them for cash.

         RESPONSE: THE COMPANY HAS REVISED THE DISCLOSURE ON PAGES 97 AND F-9 IN RESPONSE TO THE STAFF'S COMMENT. ONLY THROUGH THE AFFIRMATIVE VOTE OF THE HOLDERS OF A MAJORITY OF THE SHARES OF PREFERRED STOCK CAN THE COMPANY BE REQUIRED TO REDEEM THE PREFERRED STOCK WITH THE PROCEEDS OF THE OFFERING. THE GTCR FUNDS, HOLDERS OF GREATER THAN A MAJORITY OF THE SHARES OF PREFERRED STOCK OF THE COMPANY, HAVE ADVISED THE COMPANY THAT THEY DO NOT INTEND TO SEEK A REDEMPTION OF THE PREFERRED STOCK IN CONNECTION WITH THE OFFERING. ACCORDINGLY, THE PREFERRED STOCK WILL BE AUTOMATICALLY CONVERTED TO COMMON STOCK UPON THE CONSUMMATION OF THE OFFERING PURSUANT TO THE TERMS OF THE PREFERRED STOCK.

Selected Financial Data and Other Information, page 30

30. Please justify why it is appropriate to combine the predecessor and your financial statements in presenting amounts for the six months ended June 30, 2005. On page 36, you disclosed that this combined presentation was not in accordance with GAAP, but that you believed it was useful in analyzing and comparing operating trends. However, in light of the purchase accounting adjustments that resulted from the recapitalization, it does not appear that they are comparable. In addition, it would appear that you can provide disclosures to facilitate the analysis and comparison of operating trends without this combined presentation.

         RESPONSE: PLEASE SEE THE COMPANY'S RESPONSE TO THE STAFF'S COMMENT 54 BELOW. THE DISCLOSURE HAS BEEN REVISED IN ACCORDANCE WITH THE STAFF'S COMMENT AND THE COMPANY'S RESPONSE TO COMMENT 54.

31. Please tell us why your use of "EBITDA" as a performance measure is not prohibited by Item 10(e)(1)(ii)(B) of Regulation S-K and Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. In addition, please explain why your use of "EBITDA" as a liquidity measure is not prohibited by Item 10(e)(1)(ii)(A) and Question 14, as the measure also excludes minority interest, phantom stock compensation, extraordinary gain, and transaction expenses. Finally, as long as you use this measure, please rename it so it is not confused with EBITDA, as commonly understood and defined in Item 10(e)(1)(ii)(A) and Question 14.

         RESPONSE: THE COMPANY HAS REVISED THE DISCLOSURE IN THE REGISTRATION STATEMENT IN THE "SUMMARY CONSOLIDATED FINANCIAL DATA AND OTHER INFORMATION" AND IN THE "SELECTED FINANCIAL DATA AND OTHER INFORMATION" TO REFER TO "ADJUSTED EBITDA" (AS THE COMPANY

Mr. Jeffrey Riedler
Securities and Exchange Commission
December 9, 2005
Page 9


         HAS DEFINED THIS MEASURE) RATHER THAN EBITDA. THE COMPANY USES ADJUSTED EBITDA PRIMARILY AS A PERFORMANCE MEASURE RATHER THAN A MEASURE OF LIQUIDITY AND HAS REVISED THE DISCLOSURE ACCORDINGLY TO RECONCILE ADJUSTED EBITDA TO "NET INCOME BEFORE PREFERRED DIVIDENDS" (AS REFLECTED ON A GAAP BASIS IN THE COMPANY'S CONSOLIDATED STATEMENTS OF INCOME). ITEM 10(e)(1)(II)(B) OF REGULATION S-K AND QUESTION 8 OF THE FREQUENTLY ASKED QUESTIONS REGARDING THE USE OF NON-GAAP FINANCIAL MEASURES (THE "FAQS") PROHIBIT THE ADJUSTMENT OF A NON-GAAP PERFORMANCE MEASURE TO ELIMINATE OR SMOOTH ITEMS DEFINED AS NON-RECURRING, INFREQUENT OR UNUSUAL, WHEN THE NATURE OF THE CHARGE OR GAIN IS SUCH THAT IT IS REASONABLY LIKELY TO RECUR WITHIN TWO YEARS OR THERE WAS A SIMILAR CHARGE OR GAIN WITHIN THE PRIOR TWO YEARS. NONE OF THE ADJUSTMENTS TO EBITDA MADE IN CALCULATING ADJUSTED EBITDA ELIMINATE ITEMS OF THE NATURE DESCRIBED IN, AND PROHIBITED BY, ITEM 10(e)(1)(II)(B) OR QUESTION 8 OF THE FAQS. MANAGEMENT OF THE COMPANY BELIEVES ADJUSTED EBITDA IS USEFUL FOR THE COMPANY AND INVESTORS AS A MEANINGFUL SUPPLEMENTAL MEASURE FOR REVIEWING AND ASSESSING THE PERFORMANCE OF THE COMPANY'S VARIOUS HEALTH PLANS AND THE COMPANY'S OVERALL OPERATING PERFORMANCE AND FOR COMPARING ITS CURRENT RESULTS WITH THOSE FOR PRIOR PERIODS, BY BACKING OUT POTENTIAL DIFFERENCES IN HISTORICAL PERIODS CAUSED BY UNUSUAL AND NON-RECURRING ITEMS, AS FURTHER DESCRIBED IN THE REGISTRATION STATEMENT.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 36

Comparison of the Combined Six Month Period Ended June 30, 2005 to the..., page 38

Preferred Dividend, page 41

32. Please justify why it is appropriate to state that the preferred stock will automatically convert into common stock when, based on your disclosures on page F-8, the holders of the preferred stock may require you to redeem them for cash.

         RESPONSE: PLEASE SEE THE COMPANY'S RESPONSE TO THE STAFF'S COMMENT 29.

Comparison of Year Ended December 31, 2004 to Year Ended December..., page 41


33. Please justify why it is appropriate to discuss the results of the NewQuest operations for 2003 on an "as if consolidated basis." In so doing, please address the following comments:

         a. You disclosed that this presentation was not in accordance with GAAP, but that you believed it was the best way to understand the results of operations and the underlying reasons. However, in light of the purchase accounting adjustments that resulted from the HSMI acquisition, it does not appear that they are comparable. In addition, it would appear that you can provide disclosures to facilitate an understanding of the results of operations without this presentation.

         RESPONSE: THE COMPANY CONTINUES TO BELIEVE THAT THE PROPOSED PRESENTATION OF 2003 RESULTS OF OPERATIONS ON (1) A GAAP ACTUAL BASIS SIDE-BY-SIDE WITH (2) AN "AS IF CONSOLIDATED BASIS," TO CONSOLIDATE HSMI FOR THE FIRST QUARTER OF 2003, FACILITATES A BETTER PRESENTATION OF THE COMPANY'S OPERATING RESULTS WHEN COMPARING 2004 TO 2003. THE COMPANY BELIEVES THE

Mr. Jeffrey Riedler
Securities and Exchange Commission
December 9, 2005
Page 10


         "AS IF CONSOLIDATED BASIS" PRESENTATION PRESENTS A MORE COMPARABLE ANALYSIS FOR THE POTENTIAL INVESTOR (GIVEN THE IMPACT OF HSMI'S OPERATIONS FOR THE FIRST QUARTER OF 2003 (PRIOR TO THE CONSOLIDATED GAAP PRESENTATION FOR THE NINE MONTHS ENDED DECEMBER 31, 2003)) THAN THE GAAP PRESENTATION FOR THE YEAR 2003, WHICH EXCLUDES $79 MILLION OF REVENUE AND $75 MILLION OF OPERATING EXPENSES. THE HSMI PURCHASE ACCOUNTING ADJUSTMENTS RELATING TO THE ACQUISITION OF THE ADDITIONAL 33% EQUITY INTEREST AND CONSOLIDATION OF HSMI, WHICH THE COMPANY BELIEVES ARE NOT MATERIAL TO AN UNDERSTANDING OF ITS RESULTS OF OPERATIONS AND TRENDS RELATING THERETO, RESULTED IN A WRITE DOWN OF CERTAIN LONG-TERM ASSETS (PREPAID CONTRACT COSTS AND PROPERTY AND EQUIPMENT) TO REFLECT THE EXCESS OF THE NET ASSETS ACQUIRED OVER THE COST OF HSMI. THE WRITE DOWN OF THE LONG-TERM ASSETS RESULTED IN LOWER AMORTIZATION AND DEPRECIATION EXPENSE IN THE REMAINDER OF 2003 AND IN 2004. THE COMPANY ALSO BELIEVES THAT AN MD&A COMPARISON OF 2004 VERSUS 2003, ON AN "AS IF CONSOLIDATED BASIS," IS MORE MEANINGFUL TO A POTENTIAL INVESTOR'S UNDERSTANDING OF THE GROWTH IN THE COMPANY'S REVENUE AND EXPENSES AND SUCH GROWTH'S RELATION TO CERTAIN OPERATING METRICS SUCH AS INCREASES IN MEMBERSHIP AND PREMIUMS.

         b. Please explain why, even with this presentation, you still need to cite the HMSI acquisition as a factor that contributed to changes, between 2004 and 2003, in depreciation and amortization expense, minority interest and extraordinary gain.

         RESPONSE: THE "AS IF CONSOLIDATED BASIS" PRESENTATION REPRESENTS THE HISTORICAL RESULTS OF THE PREDECESSOR AND HSMI WITHOUT REGARD TO PRO-FORMA ADJUSTMENTS. AS A RESULT, DECREASE IN MINORITY INTEREST FROM 2003 TO 2004 NEEDS TO BE DISCUSSED IN MD&A. SEPARATELY, THE INCREASE IN DEPRECIATION AND AMORTIZATION EXPENSE FROM 2003 TO 2004 IS ASSOCIATED WITH NEW ASSETS ACQUIRED AND THE IMPACT ON DEPRECIATION AND AMORTIZATION FROM ASSETS ACQUIRED AS OF SEPTEMBER 1, 2003 IN CONJUNCTION WITH THE ACQUISITIONS OF THE TWO PPOS (SIGNATURE HEALTH ALLIANCE AND COMMUNITY PPO). SEE NOTE 10 (ON PAGE F-34) TO THE AUDITED FINANCIAL STATEMENTS OF NEWQUEST, LLC FOR THE YEAR ENDED DECEMBER 31, 2004. THE DISCLOSURE HAS BEEN REVISED TO IDENTIFY THESE ACQUISITIONS. IN ADDITION, SEE THE COMPANY'S RESPONSE TO THE STAFF'S COMMENT 72 WHICH EXPLAINS THE DELETION OF THE EXTRAORDINARY GAIN PRESENTATION.

         c. Even if this presentation was appropriate, please justify why it is appropriate to only discuss 2003 this way when comparing 2004 to 2003, not when comparing 2003 to 2002.

         RESPONSE: THE COMPANY DOES NOT BELIEVE THE RESULTS OF OPERATIONS FOR 2003 ARE COMPARABLE TO 2002 IN ANY MEANINGFUL WAY, BECAUSE, AS IDENTIFIED ON PAGE 47 OF THE PROSPECTUS, CHANGES FROM 2002 TO 2003 INVOLVED SIGNIFICANT CHANGES IN THE METHOD OF ACCOUNTING RESULTING FROM TWO LARGE ACQUISITIONS. THE SIGNIFICANT ASSUMPTIONS THAT WOULD NEED TO BE MADE TO 2002 AND 2003 TO MAKE THEM MEANINGFULLY COMPARABLE, EVEN IF SUCH WERE POSSIBLE, ARE NUMEROUS AND WOULD BE CONFUSING. BY CONTRAST, THE COMPANY BELIEVES THE "AS IF CONSOLIDATED BASIS" PRESENTATION SOLELY FOR THE CONSOLIDATION OF HSMI'S RESULTS OF OPERATIONS FOR THE FIRST QUARTER OF 2003 CREATES A YEAR TO YEAR COMPARISON THAT IS FOR THE BENEFIT OF (AND HELPFUL TO) THE POTENTIAL INVESTORS.

         d. Even if this presentation was appropriate, please further justify why it is appropriate to adjust for an acquisition only in 2003, but not for the acquisition of HSA in 2002.

Mr. Jeffrey Riedler
Securities and Exchange Commission
December 9, 2005
Page 11


         RESPONSE: CONSISTENT WITH THE RESPONSE IN C ABOVE, THE COMPANY BELIEVES THE PERIODS OF 2004 AND 2003 (AS ADJUSTED FOR CONSOLIDATION OF THE HSMI FIRST QUARTER OF OPERATIONS IN 2003) PROVIDE INVESTORS WITH THE MOST RELEVANT AND APPROPRIATE MD&A DISCUSSION OF THE TWO MOST RECENT FISCAL YEARS. THE HSA ACQUISITION IS REFLECTED IN THE 2003 AND 2004 CONSOLIDATED FINANCIALS. THE COMPANY BELIEVES 2002 RESULTS OF OPERATIONS ARE NOT BENEFICIAL TO A POTENTIAL INVESTOR IN COMPARISON WITH 2003 FOR THE REASONS ARTICULATED ABOVE AND ON PAGE 47 OF THE PROSPECTUS. SEE "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- COMPARISON OF YEAR ENDED DECEMBER 31, 2003 TO YEAR ENDED DECEMBER 31, 2002 -- OTHER STATEMENT OF INCOME DATA."

         e. In the end, please clarify how these inconsistencies facilitate an understanding of your results of operations.

         RESPONSE: THE COMPANY BELIEVES THE COMPARISON OF 2003 TO 2002 ON A GAAP BASIS OR ON AN "AS ADJUSTED" BASIS DOES NOT PROVIDE THE POTENTIAL INVESTOR AN ANALYSIS OF THE COMPANY THAT IS RELEVANT GIVEN THE SIGNIFICANT CHANGES THAT OCCURRED DURING THE FISCAL YEAR 2002. SEE "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- COMPARISON OF YEAR ENDED DECEMBER 31, 2003 TO YEAR ENDED DECEMBER 31, 2002 -- OTHER STATEMENT OF INCOME DATA" ON PAGE
         47. THE COMPANY BELIEVES THE ADJUSTMENTS PRESENTED FOR 2003 WHEN COMPARED TO THE GAAP PRESENTATION FOR 2004 IS A COMPARABLE ANALYSIS FOR THE POTENTIAL INVESTOR AS IT ADJUSTS THE 2003 GAAP RESULTS TO REFLECT THE EFFECT OF THE OPERATIONS OF HSMI IN THE FIRST QUARTER OF 2003.

Comparison of Year Ended December 31, 2003 to Year Ended December..., page 44

34. Please discuss why the proportion of income tax expense to pre-tax income was significantly less in 2002 than in 2003.

         RESPONSE: THE COMPANY SUPPLEMENTALLY ADVISES THE STAFF THAT THE INCREASE IN THE EFFECTIVE TAX RATE FOR 2003 RESULTS FROM THE ORGANIZATION AND OPERATION OF THE HMO SUBSIDIARIES WHICH OCCURRED IN LATE 2002 AND EARLY 2003. THESE ENTITIES GENERATED A SIGNIFICANT PORTION OF THE CONSOLIDATED EARNINGS FOR 2003. THE HMO SUBSIDIARIES ARE TAXABLE ENTITIES WITH TAXABLE INCOME AS OPPOSED TO MOST OF THE COMPANY'S OTHER SUBSIDIARIES, WHICH WERE PASS-THROUGH ENTITIES FOR TAX PURPOSES. THE COMPANY DOES NOT BELIEVE THIS DISCLOSURE IS RELEVANT TO POTENTIAL INVESTORS FOR REASONS SIMILAR TO THOSE SET FORTH IN THE RESPONSE TO THE STAFF'S COMMENT 33(c) ABOVE.

Liquidity and Capital Resources, page 45

35. Please disclose the sufficiency of your current level of cash on hand and internally generated cash flows, without assuming amounts that may become available under a new revolving credit facility that you intend to put in place following consummation of this offering.

         RESPONSE: THE DISCLOSURE HAS BEEN REVISED IN ACCORDANCE WITH THE STAFF'S COMMENT.

Mr. Jeffrey Riedler
Securities and Exchange Commission
December 9, 2005
Page 12


Cash Flows from Operating Activities, page 46

36. Please revise your discussion of net cash from operating activities to comply with Section IV.B.1. of Financial Reporting Release 72 or tell us how it now complies.

         RESPONSE: THE DISCLOSURE HAS BEEN REVISED IN ACCORDANCE WITH THE STAFF'S COMMENT.

Critical Accounting Policies and Estimates, page 49

Medical Claims Liability and Medical Expenses, page 49

37.      If a range is calculated around the medical claims liability, please:
         (a) disclose that range; (b) discuss the key assumptions used to arrive at the best estimate within that range; and, (c) describe why the amount recognized represented the best estimate, rather than any other amount within the range. If a range is not calculated and if you generate multiple point estimates, please: (i) disclose the range of those point estimates; (ii) clarify whether a specific point estimate is recognized or, if not, how the estimates are used; and, (iii) describe why the amount recognized represented the best estimate, rather than any other amount within the range.

         RESPONSE: THE DISCLOSURE HAS BEEN REVISED IN ACCORDANCE WITH THE STAFF'S COMMENT. THE COMPANY SUPPLEMENTALLY ADVISES THE STAFF THAT IN DEVELOPING THE COMPANY'S BEST ESTIMATE THE COMPANY PRODUCES POINT ESTIMATES VERSUS A RANGE ESTIMATE BASED ON AVERAGE COMPLETION RATIOS. ACCORDINGLY, AND IN RESPONSE TO SUBSECTIONS (i) - (III) OF THE STAFF'S
         COMMENT:

         (I) TO MOST ACCURATELY ESTIMATE THE BEST ESTIMATE THE COMPANY DEVELOPS A POINT ESTIMATE FOR SIMILAR MEDICAL EXPENSE CATEGORIES WITHIN LINES OF BUSINESS. THE MEDICAL EXPENSE CATEGORIES ARE IN-PATIENT FACILITY, OUTPATIENT FACILITY, ALL PROFESSIONAL EXPENSE AND PHARMACY. THE LINES OF BUSINESS ARE COMMERCIAL AND MEDICARE. FOR EACH OF THE COMMERCIAL AND MEDICARE LINES THE MEDICAL CLAIMS EXPERIENCE IS PROCESSED THROUGH A RESERVE MODEL. THE MODEL DEVELOPS AVERAGE COMPLETION RATIOS USING THE MOST RECENT TWO MONTHS OF EXPERIENCE TO THE MOST RECENT 12 MONTHS OF EXPERIENCE. THE COMPANY'S SELECTION OF THE APPROPRIATE COMPLETION RATIO AVERAGE IS BASED UPON REVIEWS OF HOW CONSISTENT OUR CLAIM PAYMENT AVERAGE IS FROM THE DATE OF SERVICE TO THE DATE PAID, WHICH IS A FUNCTION OF HOW TIMELY PROVIDERS SUBMIT THEIR CLAIMS AND HOW PROMPTLY CLAIMS ARE PAID. TO MEASURE THESE IMPACTS THE COMPANY REVIEWS CLAIM INVENTORIES, CLAIM PROCESSING AUDIT REPORTS, AND LARGE CLAIM REPORTS. THE AVERAGE CLAIM RATIO THAT MOST ACCURATELY, IN THE COMPANY ACTUARY'S POINT OF VIEW, TAKES INTO ACCOUNT THE PREVIOUSLY MENTIONED FACTORS IS SELECTED AS THE BEST ESTIMATE AVERAGE CLAIM RATIO. THE COMPANY ACTUARY ALSO REVIEWS THE RANGE IN THE MEDICAL CATEGORIES RESPECTIVE MEDICAL TREND, REVIEWING THE MOST RECENT THREE MONTH TREND AND THE MOST RECENT 12 MONTH TREND. THE COMPANY ACTUARY REVIEWS THIS RANGE AND SETS THE APPROPRIATE TREND TO USE IN PROJECTING AVERAGE COST FROM THE MOST CREDIBLE EXPERIENCE PERIOD TO THE MORE RECENT MONTHS, WHICH ARE LESS CREDIBLE. THEN, TAKING INTO ACCOUNT UTILIZATION PREAUTHORIZATION LOGS, CHANGES IN PROVIDER CONTRACTUAL RELATIONSHIPS, AND SEASONALITY ISSUES SUCH AS THE FLU, THE COMPANY ACTUARY WILL DETERMINE IF THE MOST RECENT TRENDED MEDICAL COST NEEDS TO BE ADJUSTED TO REFLECT THESE ITEMS. THE RESERVE MODEL THEN TAKES A BLENDED AVERAGE OF THE COMPLETION FACTOR METHOD AND THE TRENDED METHOD TO ESTIMATE THE BEST ESTIMATE RESERVE. THE BLENDED FACTORS ARE SET SUCH THAT IF THE COMPLETION FACTORS ARE GREATER THAN 85% THE MODEL USES 100% OF THE COMPLETION FACTOR, AND IF THE COMPLETION FACTOR IS LESS THAN 50% THE MODEL USES 100% OF THE TRENDED FACTOR. FOR COMPLETION FACTORS BETWEEN 50% AND 85%, THE MODEL

Mr. Jeffrey Riedler
Securities and Exchange Commission
December 9, 2005
Page 13


         IS LINEARLY SET BASED ON THE NUMBER OF MONTHS BETWEEN THE 50% AND 85%. THE COMPANY ACTUARY REVIEWS ALL ASSUMPTIONS FOR REASONABLENESS BEFORE DETERMINING THE BEST ESTIMATED LIABILITY.

         (II) USING THE ABOVE DESCRIPTION OF THE MODEL AND ASSUMPTIONS, THERE IS A SELECTION OF A SPECIFIC POINT ESTIMATE THAT BECOMES THE COMPANY'S BEST ESTIMATE FOR THE SERVICES IN QUESTION. THE TOTAL BEST ESTIMATE IS THEN A SUM OF ALL THE MODEL RESULTS BY LINE OF BUSINESS AND BY MEDICAL SERVICES EXPENSE CATEGORIES WITHIN EACH LINE OF BUSINESS.

         (III) SINCE THERE ARE MULTIPLE ASSUMPTIONS THAT GO INTO THE BEST ESTIMATION OF THE LIABILITY, THE COMPANY METHODOLOGY TAKES INTO ACCOUNT AS MANY ASSUMPTIONS AS POSSIBLE AND CONTINUALLY REFINES ITS ASSUMPTIONS THROUGH HISTORICAL REVIEWS OF THE ACTUAL CLAIMS RUN-OFF AS COMPARED WITH THE ORIGINAL ASSUMPTIONS. APPROPRIATE CHANGES IN ASSUMPTIONS ARE MADE IN THE METHODOLOGY BASED ON THE OUTCOME OF THE RETROSPECTIVE REVIEWS.

38. Please tell us whether the changes in the completion and claims trend factors used to illustrate their sensitivity represent the reasonably likely changes in those factors, as contemplated by Section V. of Financial Reporting Release 72. If not, please revise your disclosures to illustrate the potential impact of reasonably likely, as opposed to hypothetical, changes in those factors.

         RESPONSE: THE COMPANY USES THE COMPLETION AND CLAIMS TREND FACTORS TO MAKE ITS BEST ESTIMATE OF MEDICAL CLAIMS LIABILITY AND THE MEDICAL CLAIMS LIABILITY REFLECTED IN THE COMPANY'S FINANCIAL STATEMENTS IS THE COMPANY'S BEST ESTIMATE OF THE LIKELY OUTCOME. THE ILLUSTRATION ON PAGE 53 IS INTENDED TO BE HYPOTHETICAL AND THE DISCLOSURE HAS BEEN REVISED ACCORDINGLY.

39. Please elaborate on the prior period liability development to include the following disclosures: (a) discuss and quantify offsetting changes in the prior estimates; (b) identify the changes in the key assumptions underlying the prior estimates; and, (c) disclose any trends in the number of claims and the average settlement amounts and how those trends are consistent with the liability development.

         RESPONSE: THE DISCLOSURE HAS BEEN REVISED IN ACCORDANCE WITH THE STAFF'S COMMENT. THE COMPANY SUPPLEMENTALLY ADVISES THE STAFF IN RESPONSE TO SUBSECTIONS (a) - (c) OF THE STAFF'S COMMENT AS FOLLOWS:

         (A) EACH MONTH THE CLAIM LAGS ARE UPDATED TO REFLECT THE MOST RECENT CLAIMS EXPERIENCE WITH RESPECT TO PROVIDER CLAIM SUBMISSION PATTERNS AND OUR CLAIM PAYMENT PROCESSING PATTERNS. AS MORE DATA IS SUBMITTED AND PAID, THE ESTIMATE FOR A GIVEN MONTH'S DATE OF SERVICE CLAIMS BECOMES MORE COMPLETE AND ACCURATE. THEREFORE, SINCE THE COMPANY KNOWS MORE ABOUT THE HISTORICAL ULTIMATE EXPECTED DATE OF SERVICE CLAIMS EACH MONTH THE COMPANY USES THESE NEW ESTIMATES TO ADJUST THEIR PRIOR PERIOD REPORTED ESTIMATE.

         (B) ALL CHANGES IN KEY ASSUMPTIONS AND TRENDS IN UTILIZATION ARE UPDATED EACH MONTH WITH MORE ACCURATE ESTIMATES BASED ON ACTUAL SUBMITTED CLAIMS HISTORY. THE ACTUAL DATA REFLECTS ALL CHANGES IN PROVIDER SUBMISSION PATTERNS AND CLAIMS PROCESSING PROCEDURES, AND REFLECTS ANY DIFFERENCES IN UTILIZATION, MIX IN SERVICES AND THE ACTUAL ALLOWED COST DIFFERENCE THAT CAN OCCUR DUE TO SUBMISSION BY DIFFERENT PROVIDERS, OR DUE TO DIFFERENT LEVELS OF SEVERITY OF

Mr. Jeffrey Riedler
Securities and Exchange Commission
December 9, 2005
Page 14


         ILLNESSES. ONCE THE COMPANY HAS THREE MONTHS OF CLAIMS RUN OUT ON A PARTICULAR MONTH OF SERVICE, THE ESTIMATE IS BASED ON A COMPLETION FACTOR METHOD AND NOT ON A TRENDED ESTIMATE. AFTER ONE CALENDAR QUARTER OF CLAIMS RUN OUT, ALMOST ALL THE DATES OF SERVICE CLAIMS FOR THE PRIOR PERIOD OF SERVICE ARE AT LEAST 90% COMPLETE AND THEREFORE THESE PRIOR PERIOD ESTIMATES ARE SUBJECT TO MUCH LESS VARIATION.

         (c) BOTH THE COMPLETION FACTOR METHOD AND THE TRENDED METHOD ARE CONVERTED INTO AN AMOUNT. THE VALUE IS A FUNCTION OF BOTH THE NUMBER OF CLAIMS AND THE ASSOCIATED VALUE OF THE COST OF THE SERVICE PERFORMED. A REVIEW OF ANY 12 MONTH PERIOD TO A PREVIOUS 12 MONTH PERIOD WILL SHOW THAT TRENDS IN OVERALL UTILIZATION AND IN CONTRACTUAL UNIT COSTS FOLLOW EXPECTED PATTERNS. THE COMPANY'S EXPERIENCE HAS LESS THAN 2.5% OF ITS TOTAL MEDICAL CLAIMS EXPENSE WITH NON-PARTICIPATING, OR OUT-OF-NETWORK, PROVIDERS. THEREFORE, THE AVERAGE UNIT COST ASSOCIATED WITH PROVIDED SERVICES ARE UNDER CONTRACTUAL PROVISIONS, WHICH ALLOWS FOR MORE ACCURATE ESTIMATES OF INCURRED MEDICAL CLAIMS EXPENSE. HOWEVER, AT TIMES DUE TO SEASONALITY, CATASTROPHIC CLAIMS, AND OTHER FACTORS DISCUSSED ABOVE, THE COMPANY'S RESERVE METHODOLOGY DESCRIBED ABOVE TAKES INTO ACCOUNT THE IMPACT OF THESE VARIATIONS IN ITS RESERVE ASSUMPTIONS AND PRODUCES A BEST ESTIMATE RESERVE THAT WILL BE AS CLOSE TO ACTUAL RUN-OFF AS POSSIBLE.

Business

Overview, page 54

40. Please provide us with independent, third-party support for the statement that you "are one of the largest managed care organizations in the United States whose primary focus is the Medicare Advantage market." Also, cite this source in your filing.

         RESPONSE: THE DISCLOSURE HAS BEEN REVISED IN ACCORDANCE WITH THE STAFF'S COMMENT TO REFLECT THE ASSERTION AS A COMPANY BELIEF. UNDER SEPARATE COVER, THE COMPANY WILL PROVIDE THE STAFF WITH A RESEARCH REPORT PREPARED BY CIBC WORLD MARKETS, DATED NOVEMBER 14, 2005, DETAILING THE MEDICARE ADVANTAGE MEMBERSHIP OF THE PUBLICLY-HELD MANAGED CARE ORGANIZATIONS AS OF NOVEMBER 1, 2005. OF THE 13 MANAGED CARE ORGANIZATIONS IDENTIFIED ON THAT LIST, ONLY SIX HAVE HIGHER MEDICARE ADVANTAGE MEMBERSHIP THAN THE COMPANY (APPROXIMATELY 96,700 AT NOVEMBER 1, 2005) AND, BASED ON A REVIEW OF CMS DATA, THE COMPANY IS AWARE OF ONLY FOUR PRIVATELY-HELD MANAGED CARE ORGANIZATIONS WITH HIGHER MEDICARE ADVANTAGE ENROLLMENT THAN THE COMPANY. BASED ON MANAGEMENT'S REVIEW OF THE PUBLICLY HELD ORGANIZATIONS' PUBLIC FILINGS AND THE CIBC REPORT, NONE OF THE PUBLICLY-HELD MANAGED CARE ORGANIZATIONS REFLECT MEDICARE ADVANTAGE PREMIUM REVENUE ACCOUNTING FOR GREATER THAN 50% OF THEIR TOTAL REVENUE, AS COMPARED TO THE COMPANY'S MEDICARE ADVANTAGE PREMIUM REVENUE ACCOUNTING FOR OVER 80% OF TOTAL REVENUE. THE COMPANY BELIEVES THAT ONLY ONE OF THE LARGER PRIVATELY-HELD MANAGED CARE ORGANIZATIONS HAS GREATER THAN 50% OF ITS REVENUE ATTRIBUTABLE TO MEDICARE ADVANTAGE PREMIUMS. ACCORDINGLY, THE COMPANY BELIEVES THESE FACTS SUPPORT THE COMPANY'S ASSERTION.

41. We note the statement, "Our concentration on Medicare Advantage provides us with opportunities to better understand the Medicare program, design superior products, control medical expenses, and offer high quality healthcare benefits to Medicare beneficiaries in our local

Mr. Jeffrey Riedler
Securities and Exchange Commission
December 9, 2005
Page 15


         service areas." Please discuss how you believe your understanding of the Medicare program and your products are better and superior than your competitors', and quantify how your medical expenses have been controlled as a result of your concentration on Medicare Advantage.

         RESPONSE: THE DISCLOSURE HAS BEEN REVISED IN ACCORDANCE WITH THE STAFF'S COMMENT.

42. We note you believe you "have a leading Medicare market position in most of [your] established service areas and have operating efficiencies, provider relationships, and brand name recognition that provide [you] advantages relative to [your] existing and potential competitors." Please explain what these beliefs about your market position, operating efficiencies, provider relationships, and brand name recognition are based on. Also, since you are comparing your company to your existing and potential competitors, you should provide information about your competitors' market positions, operating efficiencies, provider relationships and brand name recognition.

         RESPONSE: THE DISCLOSURE HAS BEEN REVISED WHERE THE COMPANY BELIEVES APPROPRIATE IN ACCORDANCE WITH THE STAFF'S COMMENT. THE COMPANY PROVIDES ITS MARKET POSITION BY SERVICE AREA IN EACH OF THE STATES IN WHICH IT OPERATES. SEE "BUSINESS -- OUR HEALTH PLANS" ON PAGES 68 THROUGH 71. THE COMPANY BELIEVES THAT A RANKING OF COMPETITORS BY MARKET POSITION/MEMBERSHIP IN EACH SERVICE AREA, ALTHOUGH POSSIBLE, WOULD BE CUMBERSOME AND POTENTIALLY CONFUSING. THE COMPANY IS UNABLE TO PROVIDE VERIFIABLE DATA REGARDING COMPETITORS' OPERATING METRICS, PROVIDER RELATIONSHIPS, AND BRAND NAME RECOGNITION BECAUSE THAT INFORMATION IS NOT PUBLICLY AVAILABLE. NOTWITHSTANDING THE FOREGOING, THE COMPANY'S BELIEF ABOUT ITS COMPETITIVE ADVANTAGES IS SUPPORTABLE BY ITS GROWTH IN MEMBERSHIP RELATIVE TO ITS COMPETITORS AS WELL AS ITS ADDITION OF PROVIDERS (INCLUDING PHYSICIANS AND HOSPITALS) TO ITS NETWORKS.

Our Growth Strategy, page 62

43. Please explain in your document how you calculated the figure of $50.00 to $175.00 that your average member saves each month.

         RESPONSE: THE COMPANY HAS DELETED THE REFERENCE TO THE AVERAGE MEMBER SAVINGS PER MONTH.

Facilities, page 76

44.      Please file your lease agreements as exhibits. See Item
         601(b)(10)(ii)(D) of Regulation S-K.

         RESPONSE: THE COMPANY DOES NOT BELIEVE ANY OF ITS LEASE AGREEMENTS ARE MATERIAL, IN TERMS OF FINANCIAL OBLIGATIONS THEREUNDER OR IN TERMS OF SIGNIFICANCE TO THE COMPANY, AS CONTEMPLATED BY ITEM 601(b)(10)(II)(D) OF REGULATION S-K. THE COMPANY DOES NOT MATERIALLY RELY ON ITS FACILITIES OTHER THAN FOR ADMINISTRATIVE PURPOSES. THE COMPANY BELIEVES THERE IS SUITABLE ALTERNATIVE OFFICE SPACE AVAILABLE FOR LEASE IN EACH MARKET IN WHICH THE COMPANY PRESENTLY LEASES FACILITIES, WITHOUT ADDITIONAL MATERIAL COST, IN THE EVENT ANY LEASE IS TERMINATED. MOREOVER, THE INDIVIDUAL LEASE PAYMENTS ON A MONTHLY BASIS ARE NOT MATERIAL IN AMOUNT TO THE COMPANY.

Mr. Jeffrey Riedler
Securities and Exchange Commission
December 9, 2005
Page 16


Certain Relationships and Related Transactions, page 92

45. Please disclose any affiliation your company had with GTCR prior to the recapitalization.

         RESPONSE: THE COMPANY SUPPLEMENTALLY ADVISES THE STAFF THAT IT DID NOT HAVE ANY RELATIONSHIP OR AFFILIATION WITH GTCR PRIOR TO NOVEMBER 10, 2004, THE DATE THE COMPANY AND GTCR ENTERED INTO DEFINITIVE BINDING AGREEMENTS WITH RESPECT TO THE RECAPITALIZATION.

Principal and Selling Stockholders, page 96

46. We note from the third paragraph of this section that GTCR will offer some of its shares, and GTCR will also be the source of the overallotment shares, if the underwriters exercise the overallotment option. Will the non-overallotment shares be part of the primary offering? Please clarify. If GTCR will offer these shares in a secondary offering, you should revise the registration fee table to state separately the shares for the primary and secondary offerings.

         RESPONSE: THE COMPANY AND GTCR WILL OFFER SHARES IN THE FIRM OFFERING. ALL PROCEEDS IN EXCESS OF THE COMPANY'S USE OF PROCEEDS DESCRIBED IN THE PROSPECTUS WILL BE DERIVED FROM THE SALE OF SHARES BY GTCR. IN ADDITION, ALL OF THE SHARES OFFERED PURSUANT TO THE OVER-ALLOTMENT OPTION WILL BE OFFERED BY GTCR. THE DISCLOSURE HAS BEEN CLARIFIED ACCORDINGLY. SEE THE COMPANY'S RESPONSE TO THE STAFF'S COMMENT 4 WITH RESPECT TO THE REGISTRATION FEE TABLE.

Certain United States Tax Consequences to Non-United States Holders, page 106

47.      Please delete the word "Certain" from the heading and substitute
         "Material."

         RESPONSE: THE DISCLOSURE HAS BEEN REVISED IN ACCORDANCE WITH THE STAFF'S COMMENT.

48. Please revise the second paragraph, the bolded legend on page 107, and the bolded legend on page 108 to state non-United States holders are "urged" to consult their tax advisers rather than they "should" do so.

         RESPONSE: THE DISCLOSURE HAS BEEN REVISED IN ACCORDANCE WITH THE STAFF'S COMMENT.

Underwriting, page 109

49. We note from page 112 that you intend to include a directed share offering as part of your public offering. Please provide us with any material you have sent or intend to send to potential purchasers, such as a "friends and family letter." Tell us when you first sent them or intend to send them to these potential purchasers. Tell us whether the sale will be handled by you directly or by the underwriter. Tell us the procedures you or the underwriter will employ in making the offering and how you will assure that this offer will meet the requirements of
         Section 5 of the Securities Act and Rule 134. We may have further comments.

         RESPONSE: THE COMPANY IS SUPPLEMENTALLY PROVIDING TO THE STAFF A COPY OF AN E-MAIL SENT ON OCTOBER 31, 2005 BY JEFF ROTHENBERGER, THE COMPANY'S CHIEF OPERATING OFFICER, TO ALL COMPANY EMPLOYEES ADVISING THEM, AS DESCRIBED IN THE PROSPECTUS, THAT THE COMPANY IS

Mr. Jeffrey Riedler
Securities and Exchange Commission
December 9, 2005
Page 17


         CONSIDERING A DIRECTED SHARE PROGRAM. NO "FRIENDS AND FAMILY" LETTER HAS BEEN PREPARED. IT IS EXPECTED THAT THE DIRECTED SHARE PROGRAM WILL BE HANDLED BY ONE OR MORE OF THE UNDERWRITERS. THE COMPANY, THE UNDERWRITERS, AND THEIR RESPECTIVE LEGAL COUNSEL WILL ENSURE THAT ANY WRITTEN MATERIALS AND PROCEDURES RELATING TO THE DIRECTED SHARE PROGRAM COMPLY WITH SECTION 5 AND RULE 134. THE COMPANY WILL SUPPLEMENTALLY PROVIDE THE STAFF WITH COPIES OF SUCH MATERIALS ONCE AVAILABLE.

50. Please disclose whether the shares purchased in the directed share program will be subject to lock-up agreements. If they will be, please briefly describe the terms of the lock-up agreements.

         RESPONSE: AS STATED IN RESPONSE TO THE STAFF'S COMMENT 49, THE COMPANY AND THE UNDERWRITERS HAVE NOT YET ESTABLISHED THE DETAILS OF THE DIRECTED SHARE PROGRAM. WHEN SUCH DETAILS ARE ESTABLISHED, THE COMPANY WILL DISCLOSE IN THE REGISTRATION STATEMENT WHETHER THE DIRECTED SHARES WILL BE SUBJECT TO LOCK-UP AGREEMENTS.

51. Tell us whether any of the lead underwriters or any other broker-dealers who may participate in the syndicate will make offers or sales electronically. If so, tell us the procedures they will use in their selling efforts and how they intend to comply with the requirements of Section 5 of the Securities Act, particularly with regard to how offers and final confirmations will be made and how and when purchasers will fund their purchases. Provide us copies of all electronic communications including the proposed web pages.

         RESPONSE: THE COMPANY HAS BEEN INFORMED BY GOLDMAN, SACHS & CO. AND LEHMAN BROTHERS INC. THAT THEY OR THEIR AFFILIATES MAY ENGAGE IN THE ELECTRONIC OFFER, SALE, OR DISTRIBUTION OF THE COMMON STOCK AND THAT ANY SUCH ACTIVITIES WILL BE CONDUCTED IN ACCORDANCE WITH PROCEDURES PREVIOUSLY REVIEWED BY THE STAFF. IF THE COMPANY BECOMES AWARE OF ANY ADDITIONAL MEMBERS OF THE UNDERWRITING SYNDICATE THAT MAY ENGAGE IN ELECTRONIC OFFERS, SALES, OR DISTRIBUTIONS AFTER THE DATE OF THIS LETTER, IT WILL PROMPTLY SUPPLEMENT THIS RESPONSE TO IDENTIFY THOSE MEMBERS AND EITHER PROVIDE A DESCRIPTION OF THEIR PROCEDURES OR CONFIRM THAT THEIR PROCEDURES HAVE PREVIOUSLY BEEN REVIEWED WITH THE STAFF.

         IN ORDER TO HELP ALLEVIATE CONCERNS THAT MAY BE RAISED BY ANY POSSIBLE ONLINE DISTRIBUTION OR POSTING OF THE PRELIMINARY PROSPECTUS ON THE WEB, THE REPRESENTATIVES OF THE UNDERWRITERS HAVE INDICATED TO THE COMPANY THAT THEY WILL INCLUDE THE FOLLOWING LANGUAGE IN A COMMUNICATION TO POTENTIAL SYNDICATE MEMBERS:

                  "ONLINE DISTRIBUTION OF THE COMMON STOCK OF HEALTHSPRING, INC. MAY ONLY BE MADE PURSUANT TO PROCEDURES FOR SUCH DISTRIBUTIONS PREVIOUSLY REVIEWED WITH THE SECURITIES AND EXCHANGE COMMISSION. BY ACCEPTING AN ALLOCATION FROM US, YOU WILL BE DEEMED TO BE REPRESENTING TO US THAT EITHER (1) YOU ARE NOT MAKING AN ONLINE DISTRIBUTION OR (2) YOU ARE FOLLOWING PROCEDURES FOR ONLINE DISTRIBUTION PREVIOUSLY REVIEWED WITH THE SECURITIES AND EXCHANGE COMMISSION."

         CONSISTENT WITH THIS PROCEDURE, THE FOLLOWING LANGUAGE IS INCLUDED IN THE UNDERWRITING SECTION OF THE PROSPECTUS:

Mr. Jeffrey Riedler
Securities and Exchange Commission
December 9, 2005
Page 18


                  "A PROSPECTUS IN ELECTRONIC FORMAT MAY BE MADE AVAILABLE ON WEBSITES MAINTAINED BY ONE OR MORE OF THE REPRESENTATIVES OF THE UNDERWRITERS AND MAY ALSO BE MADE AVAILABLE ON WEBSITES MAINTAINED BY OTHER UNDERWRITERS. THE UNDERWRITERS MAY AGREE TO ALLOCATE A NUMBER OF SHARES TO UNDERWRITERS FOR SALE TO THEIR ONLINE BROKERAGE ACCOUNT HOLDERS. INTERNET DISTRIBUTIONS WILL BE ALLOCATED BY THE REPRESENTATIVES OF THE UNDERWRITERS TO THE UNDERWRITERS THAT MAY MAKE INTERNET DISTRIBUTIONS ON THE SAME BASIS AS OTHER ALLOCATIONS."

52. Please indicate if your underwriters have arrangements with a third party to host or access your preliminary prospectus on the internet. If so, tell us who the party is and the address of the website. Please also describe the material terms of the agreement and provide us with a copy of any written agreement. You should also provide us with copies of all information concerning your company or the offering that appears on the third party web site. We may have further comments.

         RESPONSE: GOLDMAN, SACHS & CO., CIBC WORLD MARKETS CORP., AND LEHMAN BROTHERS INC. HAVE INFORMED THE COMPANY THAT THEY EXPECT TO POST THE ROAD SHOW PRESENTATION ON YAHOONET ROAD SHOW, A PASSWORD PROTECTED WEBSITE, AND YAHOONET ROAD SHOW HAS INFORMED GOLDMAN, SACHS & CO., CIBC WORLD MARKETS CORP., AND LEHMAN BROTHERS INC. THAT IT IS POSTING SUCH ROAD SHOW PRESENTATION IN ACCORDANCE WITH THE PROCEDURES SET FORTH IN RULES 164 AND 433. THE COMPANY WILL PROMPTLY SUPPLEMENT THIS RESPONSE WITH INFORMATION RELATING TO ANY THIRD PARTY ARRANGEMENTS THAT OTHER UNDERWRITERS ARE PUTTING INTO PLACE AS SUCH INFORMATION BECOMES AVAILABLE.

53. Please tell us and briefly disclose in the prospectus whether you intend to use any forms of prospectus other than print, such as CD-ROMs, videos, etc., and provide all such prospectuses for our examination. Please refer to SEC Releases No. 33-7233 and No. 33-7289. We may have additional comments.

         RESPONSE: PLEASE SEE THE COMPANY'S RESPONSE TO THE STAFF'S COMMENT 51.

Index to Financial Statements, page F-1

Financial Statements of HealthSpring, Inc. and Subsidiaries, page F-2

54. Please justify why it is appropriate for all of your prior period amounts and some of your current period amounts to be those of NewQuest, your predecessor entity. While the financial statements of NewQuest may be required by Rule 3-05 of Regulation S-X, it is unclear why they are being presented alongside your financial statements. As, on page F-6, you disclosed that the recapitalization was accounted for using the purchase method, it would appear that your financial statements should only reflect the operations of NewQuest subsequent to the date of acquisition, as contemplated by paragraph 11 of ARB 51 and paragraph 51(c) of SFAS 141. In addition, as long as you continue this presentation, please separate the predecessor and your financial statements with a heavy black line and prominently disclose that they are not comparable, primarily as a result of the purchase accounting adjustments that resulted from the recapitalization.

Mr. Jeffrey Riedler
Securities and Exchange Commission
December 9, 2005
Page 19


         RESPONSE: HEALTHSPRING, INC. WAS FORMED IN OCTOBER 2004 FOR THE SOLE PURPOSE OF ACQUIRING THE MEMBERSHIP UNITS OF NEWQUEST, LLC, WHICH WAS COMPLETED ON MARCH 1, 2005. PRIOR TO MARCH 1, 2005, HEALTHSPRING, INC. HAD NO MATERIAL ASSETS OR OPERATIONS. SUBSEQUENT TO MARCH 1, 2005, HEALTHSPRING, INC.'S CONSOLIDATED OPERATIONS HAVE BEEN THE SAME AS ITS INDIRECT WHOLLY OWNED SUBSIDIARY, NEWQUEST, LLC, WHICH HEALTHSPRING, INC. HAS PRESENTED AS THE PREDECESSOR. PRIOR TO MARCH 1, 2005, NEWQUEST, LLC FUNCTIONED AS A PARENT COMPANY TO FOUR OPERATING HEALTH PLANS AND THEIR RESPECTIVE MANAGEMENT COMPANIES. THE COMPANY BELIEVES THAT THE PRESENTATION OF PREDECESSOR FINANCIAL CONDITION AND RESULTS OF OPERATIONS ALONGSIDE THOSE OF HEALTHSPRING, INC. IS THE CORRECT PRESENTATION AND HELPFUL TO AN INVESTOR. THE ONLY SIGNIFICANT DIFFERENCES BETWEEN THE HEALTHSPRING, INC. AND PREDECESSOR PRESENTATIONS RESULT FROM PURCHASE ACCOUNTING ADJUSTMENTS RECORDED BY HEALTHSPRING, INC. AT MARCH 1, 2005. THE KEY OPERATING METRICS OF THE PREDECESSOR AND HEALTHSPRING, INC. WERE NOT AFFECTED BY THE PURCHASE ACCOUNTING ADJUSTMENTS AND THUS ARE COMPARABLE. FOR EXAMPLE, PREMIUM REVENUE, MEDICAL EXPENSES, AND THE RELATED MEDICAL CLAIMS LIABILITY, ALL OF WHICH ARE MATERIAL TO UNDERSTANDING THE TRENDS IN THE COMPANY'S BUSINESS, WERE NOT AFFECTED BY PURCHASE ACCOUNTING ADJUSTMENTS. IN ACCORDANCE WITH THE STAFF'S COMMENT, THE COMPANY HAS SEPARATED THE FINANCIAL STATEMENTS OF THE COMPANY AND ITS PREDECESSOR WITH A BLACK LINE AND HAS PROMINENTLY DISCLOSED THAT THEY ARE NOT COMPARABLE, PRIMARILY AS A RESULT OF THE PURCHASE ACCOUNTING ADJUSTMENTS THAT RESULTED FROM THE RECAPITALIZATION.

Condensed Consolidated Statements of Cash Flows, page F-4

55. Please disclose how you accounted for the proceeds from the sale of units in a consolidated subsidiary. Please tell us how that accounting is consistent with SEC Staff Accounting Bulletin Topic 5.H.

         RESPONSE: THE DISCLOSURE HAS BEEN REVISED ON PAGE F-6 IN ACCORDANCE WITH THE STAFF'S COMMENT. THE COMPANY ADVISES THE STAFF SUPPLEMENTALLY THAT CONSIDERATION WAS GIVEN TO STAFF ACCOUNTING BULLETIN TOPIC 5.H. ACCORDING TO TOPIC 5.H, GAIN RECOGNITION IS NOT APPROPRIATE IN CIRCUMSTANCES WHERE THE SALE OF SUCH SHARES IS PART OF A BROADER CORPORATE REORGANIZATION (SUCH AS A FUTURE SPIN-OFF OR THE CONTEMPLATED REACQUISITION OF THE SHARES) PLANNED BY THE REGISTRANT. THE UNITS OF THE CONSOLIDATED SUBSIDIARY AUTOMATICALLY CONVERT INTO SHARES OF THE COMPANY IN THE EVENT OF AN INITIAL PUBLIC OFFERING BY THE COMPANY. THE COMPANY CONSIDERED THIS FEATURE OF THE UNITS A SPECIFIC PLAN TO REPURCHASE THESE SHARES AT THE TIME THEY WERE ISSUED, IN ACCORDANCE WITH TOPIC 5.H AND, ACCORDINGLY, ACCOUNTED FOR THE ISSUANCE AS A CAPITAL TRANSACTION.

Notes to Condensed Consolidated Financial Statements, page F-5

56. Please tell us whether your significant accounting policies are consistent with those of NewQuest. If not, please disclose how your policies differ, as may be warranted by paragraph 30(g) of APB 28.

         RESPONSE: THE ACCOUNTING POLICIES OF HEALTHSPRING, INC. AND NEWQUEST, LLC ARE CONSISTENT AND DISCLOSURE TO THAT EFFECT HAS BEEN ADDED TO NOTE 1 TO THE CONSOLIDATED FINANCIAL STATEMENTS IN RESPONSE TO THE STAFF'S COMMENT.

Mr. Jeffrey Riedler
Securities and Exchange Commission
December 9, 2005
Page 20


2. Recapitalization, page F-5

57. Please explain to us why it was appropriate to account for the recapitalization using the purchase method outlined in SFAS 141 and cite the specific literature supporting this accounting. In addition, please clarify how "recapitalization" appropriately describes the transaction. Finally, please tell us how you appear to have concluded that HealthSpring was the accounting acquirer by addressing each of the criteria outlined in paragraph 17 of SFAS 141 and any other relevant factors.

         RESPONSE: THE DISCLOSURE IN THE PROSPECTUS HAS BEEN REVISED IN SEVERAL PLACES IN ACCORDANCE WITH THE STAFF'S COMMENT TO THE EFFECT THAT THE REFERENCE TO RECAPITALIZATION IS, WHERE RELEVANT, QUALIFIED BY THE PHRASE "WHICH WAS ACCOUNTED FOR USING THE PURCHASE METHOD." THE COMPANY SUPPLEMENTALLY ADVISES THE STAFF THAT ACCORDING TO THE PROVISIONS OF PARAGRAPH 9 OF SFAS 141, A BUSINESS COMBINATION OCCURS WHEN AN ENTITY ACQUIRES NET ASSETS THAT CONSTITUTE A BUSINESS OR ACQUIRES EQUITY INTERESTS OF ONE OR MORE OTHER ENTITIES AND OBTAINS CONTROL OVER THAT ENTITY OR ENTITIES. IMMEDIATELY FOLLOWING THE RECAPITALIZATION TRANSACTION, GTCR (WHICH HAD NO OWNERSHIP INTEREST IN THE COMPANY PRIOR TO THE TRANSACTION) OWNED 55.1% OF THE COMPANY, WHICH HAD BEEN FORMED SOLELY FOR THE PURPOSE OF ACQUIRING THE MEMBERSHIP UNITS OF NEWQUEST, LLC AND ITS RELATED SUBSIDIARIES. MOREOVER, IN CONNECTION WITH THE RECAPITALIZATION TRANSACTION, GTCR REPRESENTATIVES CONSTITUTED A MAJORITY OF THE COMPANY'S BOARD OF DIRECTORS. MANAGEMENT AND OTHER NON-GTCR INVESTORS IN NEWQUEST, LLC, WHO OWNED 100% OF NEWQUEST, LLC PRIOR TO THE TRANSACTION, OWNED 38.5% OF THE COMPANY'S COMMON STOCK FOLLOWING THE TRANSACTION. THE COMPANY BELIEVES USE OF THE TERM RECAPITALIZATION IS APPROPRIATE GIVEN THE FACT THAT THE MAJORITY OF THE PREDECESSOR AND SUCCESSOR MANAGEMENT GROUP AS WELL AS THE COMPONENTS OF ITS CORE BUSINESS UNITS ARE THE SAME. AS TO THE REQUIREMENTS OF PARAGRAPH 17 OF SFAS 141, PARTS A-C ARE ADDRESSED ABOVE. WITH RESPECT TO PART D, GIVEN THE FACT THAT THE NATURE OF GTCR IS THAT OF A PRIVATE EQUITY FIRM, IT IS RARELY CONTEMPLATED THAT THEY WOULD PROVIDE MANAGEMENT IN ONE OF THEIR SPONSORED TRANSACTIONS. A SIGNIFICANT PREMIUM WAS PAID FOR THE EQUITY SECURITIES OF NEWQUEST, LLC WHICH IS CONSISTENT WITH THE PROVISIONS OF PART E.

58. Please disclose a description of the factors that contributed to a purchase price that resulted in the recognition of goodwill, as required by paragraphs 51(b) and 58(a) of SFAS 141. In addition, please ensure that you have provided all of the disclosures contemplated by paragraph 51(d), as required by paragraph 58(a). Furthermore, please provide a reconciliation between the aggregate transaction value and the individual items that comprise that value.

         RESPONSE: THE DISCLOSURE HAS BEEN REVISED IN ACCORDANCE WITH THE STAFF'S COMMENT.

59. Please clarify whether it was HealthSpring or NewQuest that incurred the transaction costs that were expensed during the two-month period ended February 28, 2005, as they would appear to be reflected amongst the expenses of NewQuest in your statements of income. If they were incurred by HealthSpring, please revise your statements of income to clarify this and tell us why expensing them complies with paragraph 24 of SFAS 141.

         RESPONSE: NEWQUEST, LLC INCURRED THE TRANSACTION COSTS THAT WERE EXPENSED DURING THE TWO MONTH PERIOD ENDED FEBRUARY 28, 2005 AND THE DISCLOSURE HAS BEEN REVISED IN ACCORDANCE WITH THE STAFF'S COMMENT.

Mr. Jeffrey Riedler
Securities and Exchange Commission
December 9, 2005
Page 21


12. Commitments and Contingencies, page F-12

60. Please explain why you do not appear to have recognized any amounts related to the equity award and cite the specific literature supporting this. In so doing, please elaborate on the nature of the agreements made as a condition of the recapitalization and describe any circumstances where you may be required to pay cash or distribute other assets, if the equity award is not finalized.

         RESPONSE: THE COMPANY ADVISES THE STAFF SUPPLEMENTALLY THAT, AS OF JUNE 30, 2005, NO CHARGE RELATING TO THE COMPANY'S OBLIGATION TO ISSUE EQUITY TO RPO WAS RECOGNIZED BECAUSE, AS OF SUCH DATE, AND IN ACCORDANCE WITH SFAS NO. 5, THE AMOUNT OF THE CHARGE COULD NOT BE REASONABLY ESTIMATED. THE NUMBER OF SHARES, PURCHASE PRICE, AND SHARE RESTRICTIONS, ALL OF WHICH IMPACT THE AMOUNT OF THE POTENTIAL CHARGE, IF ANY, WERE, AS OF JUNE 30, 2005, STILL SUBJECT TO ARM'S LENGTH NEGOTIATIONS BETWEEN THE COMPANY AND REPRESENTATIVES OF RPO. SINCE THE DATE OF THE INITIAL FILING, THERE HAVE BEEN SUBSEQUENT DISCUSSIONS AND NEGOTIATIONS CONCERNING THIS COMMITMENT, INCLUDING PRELIMINARY DISCUSSIONS REGARDING A SETTLEMENT OF THE COMPANY'S OBLIGATION THROUGH A CASH PAYMENT TO RPO. ACCORDINGLY, THE COMPANY HAS ACCRUED A CHARGE OF $1.7 MILLION, INCLUDED IN SELLING, GENERAL AND ADMINISTRATIVE EXPENSE, IN THE SEVEN MONTH PERIOD ENDED SEPTEMBER 30, 2005, WHICH REPRESENTS THE COMPANY'S GOOD FAITH OFFER TO SETTLE THE COMMITMENT THROUGH A CASH PAYMENT, AND WHICH IS REFLECTED IN THE AMENDED FILING.

Financial Statements of NewQuest, LLC as of and for the Years Ended..., page
F-13

Report of Independent Registered Public Accounting Firm, page F-13

61. As the disclosures in footnotes 1(j), 6 and 12 do not appear to reflect any events occurring after April 25, 2005, please tell us why it was appropriate for KPMG to dual date their report and how they complied with AU Section 530.

         RESPONSE: THE AUDIT REPORT HAS BEEN REVISED IN ACCORDANCE WITH THE STAFF'S COMMENT.

Notes to Consolidated Financial Statements, page F-18

(1)      Organization and Summary of Significant Accounting Policies, page F-18

(a)      Description of Business and Basis of Presentation, page F-18


62. Please tell us why NewQuest separately discusses only some of its subsidiaries, as they do not appear to discuss HouQuest, TexQuest and NMA. To the extent that certain subsidiaries are separately discussed to provide insight into the nature of their operations, please disclose the

Mr. Jeffrey Riedler
Securities and Exchange Commission
December 9, 2005
Page 22


         extent to which each subsidiary discussed contributed to the consolidated revenues and net income of NewQuest.

         RESPONSE: THE DISCLOSURE HAS BEEN REVISED IN ACCORDANCE WITH THE STAFF'S COMMENT TO ADDRESS ALL OF THE SUBSIDIARIES. NOTWITHSTANDING THIS DISCLOSURE, THE COMPANY PREFERS NOT TO DISCLOSE THE RELATIVE CONTRIBUTIONS OF THE RESPECTIVE SUBSIDIARIES FOR COMPETITIVE AND MARKET REASONS AND BELIEVES THAT SUCH DISCLOSURE IS NOT MEANINGFUL TO POTENTIAL INVESTORS GIVEN THAT THE SUBSIDIARIES OPERATE UNDER SIMILAR BUSINESS MODELS WITH SIMILAR RISK PROFILES.

GulfQuest, LP (GulfQuest), page F-18

63. Please tell us whether FIN 46(R) or EITF 97-2 is applicable to the agreements for GulfQuest to manage the independent physician associations. If either guidance is applicable, please explain how the accounting for these agreements complies with the guidance.

         RESPONSE: MANAGEMENT OF THE COMPANY HAS CONSIDERED THE PROVISIONS OF FIN 46(R) AND EITF 97-2 AND DOES NOT BELIEVE THAT EITHER REQUIRES THE COMPANY TO CONSOLIDATE ANY OF THE INDEPENDENT PHYSICIAN ASSOCIATIONS MANAGED BY GULFQUEST.

TennQuest Health Solutions, LLC (TennQuest), page F-19

64. Please disclose how much TennQuest owned of HSUSA prior to December 19, 2003 and how TennQuest acquired that ownership interest.

         RESPONSE: THE DISCLOSURE HAS BEEN REVISED IN ACCORDANCE WITH THE STAFF'S COMMENT.

65. Please tell us how NewQuest accounted for the (a) redemption of the HSMI and HSUSA ownership interest and (b) the conversion of the minority interest in TennQuest into membership units in NewQuest. In so doing, please explain how the accounting complied with GAAP and why, based on the disclosures on page F-22, neither (a) nor (b) appeared to have resulted in goodwill.

         RESPONSE: THE COMPANY SUPPLEMENTALLY ADVISES THE STAFF THAT NO GOODWILL WAS RECORDED IN CONNECTION WITH EITHER TRANSACTION (a) OR (b) ABOVE
         BECAUSE: (1) THE REDEMPTION TRANSACTIONS (a) WERE RECORDED AT COST BY HSMI AND HSUSA SIMILAR TO A TREASURY STOCK TRANSACTION; AND (2) THE CONVERSION TRANSACTION (b) WAS AN ARM'S LENGTH TRANSACTION BETWEEN NEWQUEST, LLC AND THE MINORITY INTEREST OWNERS IN TENNQUEST AND WAS RECORDED AT BOOK VALUE, WHICH WAS A FAIR APPROXIMATION BY BOTH PARTIES OF THE RELATIVE VALUE OF THE MINORITY INTEREST.

(e) Accounts Receivable, page F-21

66. Please justify why NewQuest's allowance for doubtful accounts did not appear to consider the fact that some balances that were then current or past due for ninety days or less would also, ultimately be uncollectible.

Mr. Jeffrey Riedler
Securities and Exchange Commission
December 9, 2005
Page 23


         RESPONSE: THE DISCLOSURE HAS BEEN REVISED TO CLARIFY THE CALCULATION OF THE ALLOWANCE FOR DOUBTFUL ACCOUNTS.

(i) Goodwill and Other Intangible Assets, page F-22

67. Please explain why it was appropriate for NewQuest to recognize goodwill when it acquired its interest in HSMI in 2001, when they disclosed, on page F-19, that, through March 31, 2003, TennQuest only owned 50% of HSMI and HMSI was being accounted for under the equity method.

         RESPONSE: THE COMPANY RECORDED THE DIFFERENCE BETWEEN THE COST OF ITS 2001 INVESTMENT IN HSMI AND THE AMOUNT OF THE UNDERLYING EQUITY IN THE NET ASSETS OF HSMI AS IF HSMI WAS A CONSOLIDATED SUBSIDIARY, IN ACCORDANCE WITH PARAGRAPH 19a OF APB 18. THE EXCESS OF THE INVESTMENT OVER THE ACQUIRED EQUITY OF HSMI WAS IDENTIFIED AS GOODWILL AND WAS AMORTIZED BY THE COMPANY IN ACCORDANCE WITH PARAGRAPH 19n OF APB 18. UPON THE ADOPTION OF SFAS NO. 142, ON JANUARY 1, 2002, THE COMPANY CEASED AMORTIZING THE GOODWILL.

68. As NewQuest appeared to recognize goodwill prior to the adoption of SFAS 142 and as that goodwill would have presumably been amortized under APB 17, please clarify why the adoption of SFAS 142 had no impact on their results of operations or financial position, as goodwill would no longer be amortized.

         RESPONSE: THE DISCLOSURE HAS BEEN REVISED IN ACCORDANCE WITH THE STAFF'S COMMENT.

(k) Members' Equity, page F-23

69. As NewQuest distinguishes between the series of membership units, please disclose the number of units issued and outstanding for each series. In addition, please disclose the aggregate liquidation preference, as contemplated by paragraph 7 of SFAS 129.

         RESPONSE: THE DISCLOSURE HAS BEEN REVISED IN ACCORDANCE WITH THE STAFF'S COMMENT.

(m) Fee Revenue, page F-24

70. Please tell us whether revenue representing monthly surpluses relating to an HMO's or IPA's managed operations can be reduced by deficits in subsequent months. If so, please revise your policy to address how you consider this.

         RESPONSE: THE DISCLOSURE HAS BEEN REVISED ON PAGES 39 AND F-26 IN RESPONSE TO THE STAFF'S COMMENT TO ELIMINATE THE REFERENCE TO THE COMPANY'S SHARE OF THE IPA'S SURPLUS AS A SIGNIFICANT COMPONENT OF FEE REVENUE AND TO CLARIFY THAT SUBSTANTIALLY ALL OF THE COMPANY'S SHARE OF THE "SURPLUS" (WHICH WE HAVE CLARIFIED BY USING THE TERM "PROFITS" IN THE PROSPECTUS) IS RECOGNIZED AS A CREDIT TO MEDICAL EXPENSE. THE COMPANY ADVISES THE STAFF

Mr. Jeffrey Riedler
Securities and Exchange Commission
December 9, 2005
Page 24


         SUPPLEMENTALLY THAT IF THERE WERE A "DEFICIT" OR "LOSS," IT WOULD BE RECORDED AS ADDITIONAL MEDICAL EXPENSE.

(o) Earnings per Member Unit, page F-24

71. Please explain why the following do not appear to have been considered as potentially dilutive and how that complies with SFAS 128: (a) phantom membership agreements and (b) the ability of the minority members of TennQuest to convert their ownership to membership units of NewQuest.

         RESPONSE: THE COMPANY SUPPLEMENTALLY ADVISES THE STAFF THAT THE PHANTOM MEMBERSHIP AGREEMENTS WERE NOT DILUTIVE PURSUANT TO SFAS 128 BECAUSE AMOUNTS THEREUNDER WERE ONLY PAYABLE THEREUNDER IN THE EVENT OF THE SALE OF THE COMPANY. THE ABILITY OF THE MINORITY MEMBERS OF TENNQUEST TO CONVERT THEIR OWNERSHIP TO MEMBERSHIP UNITS OF NEWQUEST, LLC WAS POTENTIALLY DILUTIVE, HOWEVER, THE CONVERSION OF THE TENNQUEST OWNERSHIP INTERESTS WOULD HAVE BEEN ANTIDILUTIVE FOR ALL PERIODS PRESENTED IN THE FINANCIAL STATEMENTS.

(8) Consolidation of HSMI, page F-28

72. Please tell us whether the values of the additional net assets of HSMI acquired were adjusted pursuant to paragraph 44 of SFAS 141. If so, please tell us why the NewQuest disclosures appear to indicate that amounts were recognized for property and equipment, other assets, and goodwill, as the value of the assets would have presumably been reduced to zero. If not, please justify why the recognition of this gain was appropriate.

         RESPONSE: THE COMPANY DID NOT ADJUST THE VALUE OF THE ADDITIONAL NET ASSETS OF HSMI ACQUIRED BY NEWQUEST, LLC. THE COMPANY DETERMINED THAT THE NET BOOK VALUE OF THE ADDITIONAL ASSETS APPROXIMATED THEIR FAIR VALUE AT THE ACQUISITION DATE. BECAUSE THE VALUE OF THE NET ASSETS ACQUIRED EXCEEDED THE COST OF THE ACQUISITION, THE COMPANY HAD ORIGINALLY RECORDED THE EXCESS AS AN EXTRAORDINARY GAIN. UPON FURTHER REVIEW, THE COMPANY AGREES THAT THE AMOUNTS RECOGNIZED FOR PROPERTY, EQUIPMENT, AND CERTAIN OTHER LONG-TERM ASSETS SHOULD HAVE BEEN REDUCED BY THE AMOUNT OF NEGATIVE GOODWILL. THE COMPANY HAS INCLUDED RESTATED FINANCIAL STATEMENTS OF THE PREDECESSOR FOR THE YEARS 2003 AND 2004 AND THE TWO MONTHS ENDED FEBRUARY 28, 2005 IN ACCORDANCE WITH THE STAFF'S COMMENT TO REFLECT THESE REDUCTIONS AS DESCRIBED IN NOTE 2 TO THE PREDECESSOR FINANCIAL STATEMENTS FOR 2003 AND 2004. IT IS THE COMPANY'S CURRENT INTENTION, WHICH IT WILL DISCUSS BY TELECONFERENCE WITH THE STAFF, TO REMOVE THE RESTATEMENT FOOTNOTE AND THE RESTATED CAPTIONS FROM THE PREDECESSOR FINANCIAL STATEMENTS IN A SUBSEQUENT PRE-EFFECTIVE AMENDMENT IN ACCORDANCE WITH ACCOUNTING PRINCIPLES BOARD OPINION
         NO. 20.

(9) Acquisitions, page F-30

73. Please tell us why NewQuest did not appear to attribute any amounts to intangible assets for any of these acquisitions and how this complies with SFAS 141. On page F-6, we noted that, in accounting for the recapitalization, amounts were attributed to the following intangible assets: noncompete agreements, provider network, Medicare member network, and customer relationships. In addition, based on your disclosures on pages 38 and 42, it appears that customer and provider relationships existed prior to the recapitalization. As such, please address the extent to which each of these intangible assets arose from each of these acquisitions, as opposed to them being internally generated by NewQuest.

Mr. Jeffrey Riedler
Securities and Exchange Commission
December 9, 2005
Page 25


         RESPONSE: THE IDENTIFIABLE ASSETS RECORDED AS A RESULT OF THE RECAPITALIZATION TRANSACTION ACCOUNTED FOR AS A PURCHASE, WERE GENERATED BY NEWQUEST, LLC SUBSEQUENT TO THE ACQUISITIONS DISCLOSED IN NOTES 9 AND 10 ON F-32 AND F-34, RESPECTIVELY. AT THE TIME NEWQUEST, LLC ACQUIRED HSA IN 2002, HSA HAD NEGATIVE EQUITY, WAS UNDER A REGULATORY ORDER BY THE ALABAMA DEPARTMENT OF INSURANCE AND HAD SIGNIFICANT OPERATING LOSSES. NEWQUEST, LLC ACQUIRED HSA WITH A PLAN TO ATTRACT NEW MEMBERS BY REVISING PROVIDER CONTRACTS OR GETTING NEW PROVIDERS AND INTRODUCING NEW HEALTH PLAN FEATURES. THE NAME OF HSA WAS ALSO CHANGED AS A RESULT OF PREVIOUS NEGATIVE PUBLICITY. AS A RESULT OF THESE FACTORS, THE COMPANY DETERMINED THAT THERE WAS NO VALUE IN HSA'S EXISTING MEDICARE MEMBER NETWORK, PROVIDER NETWORK OR CUSTOMER RELATIONSHIPS. ACCORDINGLY, THE EXCESS OF THE PURCHASE PRICE OVER THE NET BOOK VALUE OF HSA WAS RECORDED AS GOODWILL.

         AS PREVIOUSLY DISCUSSED IN COMMENT 72, THE ACQUISITION OF HSMI IN 2003 RESULTED IN NEGATIVE GOODWILL, WHICH WAS OFFSET AGAINST THE VALUES OF PROPERTY AND EQUIPMENT AND CERTAIN OTHER LONG-TERM ASSETS ACQUIRED. ACCORDINGLY, THERE WAS NO VALUE ASSIGNED TO THE MEDICARE MEMBER NETWORKS, PROVIDER NETWORKS OR CUSTOMER RELATIONSHIPS OF HSMI.

         THE AMOUNT OF GOODWILL ASSOCIATED WITH NEWQUEST, LLC'S ACQUISITIONS OF SHA AND COMMUNITY WAS NOT MATERIAL TO ITS CONSOLIDATED FINANCIAL STATEMENTS AND MANAGEMENT DID NOT DEEM IT NECESSARY TO ALLOCATE A PORTION OF THE PURCHASE PRICE TO ANY IDENTIFIABLE INTANGIBLE ASSETS. FURTHERMORE, SHA AND COMMUNITY DO NOT HAVE MEDICARE MEMBER NETWORKS, WHERE A MAJORITY OF THE VALUE OF THE IDENTIFIABLE INTANGIBLE ASSETS OF THE RECAPITALIZATION TRANSACTION WAS ALLOCATED.

(15) Statutory Capital Requirements, page F-35

74. For each HMO, please disclose the statutory net worth, as would appear to be required by paragraph 60(h)(1) of SFAS 60.

         RESPONSE: THE DISCLOSURE HAS BEEN REVISED IN ACCORDANCE WITH THE STAFF'S COMMENT.

(20) Phantom Membership Agreements, page F-37

75. Please tell us why an expense was not recognized prior to the conversion of the phantom membership units to actual membership units. In addition, please explain why it was appropriate to determine the amount of the expense based on the proposed per unit value of the recapitalization. In both regards, please cite the specific literature that supports this accounting.

         RESPONSE: PLEASE SEE THE COMPANY'S RESPONSE TO THE STAFF'S COMMENT 71 ABOVE. AMOUNTS DUE UNDER THE COMPANY'S PHANTOM MEMBERSHIP AGREEMENTS WERE PAYABLE ONLY IN THE EVENT OF THE SALE OF THE COMPANY. THE COMPANY COMMENCED NEGOTIATIONS REGARDING A POTENTIAL SALE OF THE COMPANY IN THE SUMMER OF 2004. THOSE NEGOTIATIONS RESULTED IN THE COMPANY'S EXECUTION OF A DEFINITIVE AGREEMENT IN NOVEMBER 2004. AS AN INTEGRAL PART OF THIS AGREEMENT, THE PHANTOM MEMBERSHIP UNITS WERE CONVERTED INTO ACTUAL UNITS AT THE ESTIMATED PER UNIT TRANSACTION VALUE THAT WAS DEEMED FAIR VALUE. THE COMPANY'S EXPENSE WAS RECORDED AT THIS VALUATION.

Mr. Jeffrey Riedler
Securities and Exchange Commission
December 9, 2005
Page 26


Financial Statements of HealthSpring of Alabama, Inc. for the Year Ended..., page F-46

Statement of Cash Flows, page F-48

76. Please provide a reconciliation of net income to net cash flow from operating activities, as described in paragraph 28 of SFAS 95 and required by paragraph 29.

         RESPONSE: THE DISCLOSURE HAS BEEN REVISED IN ACCORDANCE WITH THE STAFF'S COMMENT.

Pro Forma Financial Data, page F-52

77. For the six-month period ended June 30, 2005, please tell us why it was appropriate to assume that the recapitalization had occurred on January 1, 2005. Based on Rule 1l-02(b)(6) of Regulation S-X, it would appear that you should have assumed that the transaction was consummated at the beginning of the fiscal year presented, or January 1, 2004.

         RESPONSE: THE COMPANY HAS REVISED THE PRO FORMA FINANCIAL DATA TO ASSUME THE RECAPITALIZATION HAD OCCURRED ON JANUARY 1, 2004 IN ACCORDANCE WITH THE STAFF'S COMMENT.

78. Please include the per share data required by Rule 1 l-02(b)(7) of Regulation S-X.

         RESPONSE: THE DISCLOSURE HAS BEEN REVISED IN ACCORDANCE WITH THE STAFF'S COMMENT.

Notes to Unaudited Pro Forma Consolidated Statement of Income for the..., page F-56


79. Please tell us how including a pro forma adjustment for the transaction expense incurred in connection with the recapitalization complies with Rule 11-02(b)(6) of Regulation S-X, as it would not appear to have a continuing impact.

         RESPONSE: THE COMPANY HAS REMOVED THE PRO FORMA ADJUSTMENT FOR THE TRANSACTION EXPENSE IN ACCORDANCE WITH THE STAFF'S COMMENT.

Item 16. Exhibits and Financial Statement Schedules, page II-3

80. We note you have not yet filed some of your exhibits. Please be aware we will need time to review the exhibits once they are filed, and we may have comments on them. Any comments we have will need to be resolved prior to effectiveness.

         RESPONSE: THE COMPANY WILL FILE THE REMAINING EXHIBITS TO THE REGISTRATION STATEMENT AS SOON AS POSSIBLE.

Mr. Jeffrey Riedler
Securities and Exchange Commission
December 9, 2005
Page 27


                             ----------------------

         Please do not hesitate to contact me at (615) 742-7765, Jim Jenkins at
(615) 742-6236 or Howard Lamar at (615) 742-6209 if you have any questions or further comments. Thank you in advance for your prompt attention to this matter.

                                               Sincerely,

                                               /s/ Ryan D. Thomas

                                               Ryan D. Thomas

RDT:rmr

cc:  Greg Belliston, Securities and Exchange Commission
     Oscar Young, Securities and Exchange Commission
     Keira Ino, Securities and Exchange Commission
     Kevin M. McNamara, Executive Vice President and Chief Financial Officer,
         HealthSpring, Inc.
     J. Gentry Barden, Senior Vice President, Corporate General Counsel and Secretary, HealthSpring, Inc.
     Howard H. Lamar III Esq., Bass, Berry & Sims PLC
     J. James Jenkins, Jr., Esq., Bass, Berry & Sims PLC
     Richard B. Aftanas, Esq., Skadden, Arps, Slate, Meagher & Flom LLP